UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42412

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Creative Global Technology Holdings Limited

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Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2025 Extraordinary General Meeting of Shareholders of Creative Global Technology Holdings Limited, dated February 25, 2025.
99.2	Form of Proxy Card for Use at the 2025 Extraordinary General Meeting of Shareholders of Creative Global Technology Holdings Limited.

Explanatory Note

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-284400) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Global Technology Holdings Limited
Date: February 25, 2025	By:	/s/ Shangzhao (Cizar) Hong
	Name:	Shangzhao (Cizar) Hong
	Title:	Chief Executive Officer